NEWS RELEASE
Brightstar Lottery PLC Announces Posting of Notice of 2026 Annual General Meeting and 2025 Annual Report and Accounts

LONDON – April 2, 2026 – Brightstar Lottery PLC (NYSE: BRSL) (“Brightstar”) today announced the posting to shareholders of the Notice of the 2026 Annual General Meeting (“AGM”), the accompanying form of proxy, and the Annual Report and Accounts for the year ended December 31, 2025 (the “2025 Annual Report and Accounts”).

The AGM will be held at Brightstar’s registered office, 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS, on May 12, 2026, at 3:00 p.m. British Summer Time (BST).

The Notice of the 2026 AGM and the 2025 Annual Report and Accounts are available in the Investors section of Brightstar’s website at www.brightstarlottery.com, along with Brightstar’s 2025 Annual Report on Form 20-F for the year ended December 31, 2025. These materials may be viewed online and are also available for download in PDF format.

About Brightstar Lottery PLC
Brightstar Lottery PLC (NYSE: BRSL) is global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, entertain players and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar serves nearly 90 lottery customers and their players on six continents. It is the primary technology provider to 26 of the 46 lottery jurisdictions in the U.S. and eight of the world’s 10 largest lotteries. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com or follow along on LinkedIn.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Brightstar Lottery PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, products and services, customer relationships, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, and the other factors and risks described in the Company’s most recent annual report on Form 20-F and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.
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Contact:
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

© 2026 Brightstar Lottery PLC

The trademarks and/or service marks used herein are either trademarks or registered trademarks of Brightstar Lottery PLC, its affiliates or its licensors.